Report of Independent Registered Public Accounting Firm

To the Member of Baillie Gifford Funds Services LLC

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC (a Wholly Owned Subsidiary of Baillie Gifford Overseas Limited and a Delaware Limited Liability Company) (the "Company") as of March 31, 2016 and 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
May 17, 2016